Filed by Diversified Healthcare Trust

Commission File No. 001-15319

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Diversified Healthcare Trust

Commission File No. 001-15319

Registration Statement on Form S-4: 333-272105

Date: June 26, 2023

On June 26, 2023, Diversified Healthcare Trust issued the following press release.

FOR IMMEDIATE RELEASE

Diversified Healthcare Trust Provides Monthly SHOP Performance Update

SHOP NOI for May 2023 Declined 36% from April 2023,

Evidencing Inconsistency of Ongoing SHOP Recovery

Provides Additional Insight into Calculation of Debt Incurrence Covenant and

Reconfirms Debt Incurrence Covenant Compliance is Unlikely Before Mid-Year 2024

Reiterates Unanimous DHC Board Recommendation that Pending Merger with Office Properties Income Trust is Best Alternative for DHC and its Shareholders and that Shareholders vote “FOR” the Transaction

Newton, MA (June 26, 2023): Diversified Healthcare Trust (Nasdaq: DHC) today provided an update regarding the recent performance of its Senior Housing Operating Portfolio, or SHOP, segment. The Company also provided additional insight into the calculation of its debt incurrence covenant that prohibits it from refinancing or issuing new debt.

Monthly Unaudited Results in DHC’s Total SHOP Comparable Properties:

•	May 2023 occupancy was 78.1%, 840 basis points below May 2019, and 10 basis points above April 2023.

•	May 2023 Resident Fees and Services revenue was $92.5 million, $10.6 million, or 10%, below May 2019, and $0.8 million, or 1%, above April 2023.

•	May 2023 net operating income, or NOI, was $5.8 million, $11.1 million, or 66%, below May 2019, and $3.2 million, or 36%, below April 2023.

•	May 2023 NOI margin was 6.3%, 1,020 basis points below May 2019, and 360 basis points below April 2023.

Year to Date Unaudited Results in DHC’s Total SHOP Comparable Properties:

•	Year to date occupancy through May 31, 2023, was 77.5%, 900 basis points below the same period in 2019.

•	Year to date Resident Fees and Services revenue through May 31, 2023, was $456.3 million, $57.3 million, or 11%, below the same period in 2019.

•	Year to date NOI through May 31, 2023, was $31.7 million, $62.6 million, or 66%, below the same period in 2019.

•	Year to date NOI margin through May 31, 2023, was 6.9%, 1,140 basis points below the same period in 2019.

Debt Incurrence Covenant:

•	DHC is not currently in compliance and has not been in compliance for over two years with its debt incurrence covenant, which compliance is required for DHC to refinance or issue any new debt.

•	For the four quarters ended March 31, 2023, DHC would have needed $81.3 million of additional income to be in compliance with the 1.5x annual debt service level required for its debt incurrence covenant, as detailed below.

	Four quarters ended
(dollars in thousands)	March 31, 2023
Office Portfolio and Other Income	$163,340
SHOP Income	26,443
Consolidated Income Available for Debt Service	$189,783
Annual Debt Service(1)	$180,727
Ratio of Consolidated Income Available for Debt Service to Annual Debt Service	1.05	x
Additional Income Required for 1.5x Annual Debt Service	$81,308

(1)	Calculated based on March 31, 2023, interest rates

•	DHC believes that, to successfully refinance its $450 million of debt maturing in January 2024, it must achieve debt incurrence covenant compliance no later than September 30, 2023.

•	SHOP NOI needs to be over $65.6 million in aggregate, or $16.4 million per month on average, from June through September 2023 in order for DHC to be in compliance with its debt incurrence covenant as of September 30, 2023, assuming the balance of DHC’s portfolio continues to perform at first quarter 2023 levels.

•	SHOP NOI was $32.7 million in aggregate, or $6.5 million per month on average, from January through May 2023, which is $9.9 million, or 60%, below the monthly average SHOP NOI DHC believes is required for it to be in compliance with its debt incurrence covenant by September 30, 2023.

Timing for Compliance with Debt Incurrence Covenant and Merger with Office Properties Income Trust:

•	Given that SHOP performance improvement is not consistent from month to month, DHC continues to believe that the earliest it will be in debt incurrence covenant compliance is mid-year 2024, after $700 million of DHC debt matures.

•	DHC also believes there is a significant risk that it may not reach debt incurrence covenant compliance by mid-year 2024 because the difficult current market environment may further impede SHOP recovery. Several DHC peers that have experienced a faster SHOP recovery than DHC have not yet realized NOI margins equal to pre-COVID levels, which may indicate that DHC’s NOI margins from SHOP will be slower to recover than originally projected.

Jennifer Francis, DHC’s President and Chief Executive Officer made the following statement regarding today’s announcement:

“DHC’s SHOP performance in May 2023 continues to evidence that its SHOP recovery is inconsistent and hard to predict. Because of this, we believe it is very unlikely that DHC will be in compliance with its debt incurrence covenant in time to refinance its $450 million of debt maturing in January 2024. In fact, we continue to believe that the earliest DHC will be in debt incurrence covenant compliance will be mid-year 2024 and there is significant risk that it may take longer. DHC has $700 million of debt maturing before mid-year 2024, leaving DHC with no path to refinance its upcoming maturing debt. For this reason, management had little choice but to conclude that there is substantial doubt regarding DHC’s ability to continue as a going concern. DHC’s inability to refinance maturing debt is a primary reason we believe that the pending merger with Office Properties Income Trust is the best path forward for DHC and provides shareholders the best alternative to realize increased shareholder value in the long term. Upon closing of the merger, the $450 million of DHC debt maturing in January 2024 will be refinanced and the combined company will be immediately in compliance with its debt incurrence covenant. In addition, the combined company will be less vulnerable to the inconsistent nature of the SHOP recovery and the annual distribution to DHC shareholders will immediately increase by 267%. The DHC Board unanimously recommends that shareholders vote FOR the merger.”

Diversified Healthcare Trust(1)

(dollars in thousands, except average monthly rate)

	2019 Pro Forma (2)						2023
COMPARABLE (3)	Jan	Feb	Mar	Apr	May	YTD	Jan	Feb	Mar	Apr	May	YTD
ALR/Five Star Managed Communities
Number of Properties	117	117	117	117	117	117	117	117	117	117	117	117
Number of Units	17,006	17,006	17,006	17,006	17,006	17,006	17,006	17,006	17,006	17,006	17,006	17,006
Occupancy	88.0%	88.0%	88.0%	88.0%	87.9%	88.0%	78.0%	77.9%	78.5%	78.7%	78.8%	78.4%
Average Monthly Rate	$4,709	$5,099	$4,723	$4,833	$4,703	$4,807	$4,278	$4,907	$4,384	$4,541	$4,417	$4,497

Residents Fees and Services	$72,761	$71,079	$72,954	$72,277	$72,562	$361,633	$58,695	$60,666	$60,434	$60,769	$61,178	$301,742
Property Operating Expenses	(57,167)	(53,410)	(59,496)	(56,988)	(58,708)	(285,769)	(52,606)	(51,786)	(54,777)	(50,892)	(54,500)	(264,561)
NOI (4)	$15,594	$17,669	$13,458	$15,289	$13,854	$75,864	$6,089	$8,880	$5,657	$9,877	$6,678	$37,181
NOI Margin	21.4%	24.9%	18.4%	21.2%	19.1%	21.0%	10.4%	14.6%	9.4%	16.3%	10.9%	12.3%
Other Operator Managed Communities
Number of Properties	107	107	107	107	107	107	107	107	107	107	107	107
Number of Units	7,190	7,190	7,190	7,190	7,190	7,190	7,190	7,190	7,190	7,190	7,190	7,190
Occupancy	82.6%	82.7%	82.7%	82.6%	82.5%	82.6%	73.8%	75.4%	75.7%	76.5%	76.4%	75.6%
Average Monthly Rate	$5,870	$6,325	$5,908	$6,025	$5,880	$5,995	$5,662	$5,941	$5,661	$5,674	$5,573	$5,697

Residents Fees and Services	$30,546	$29,738	$30,769	$30,333	$30,550	$151,936	$30,872	$29,871	$31,531	$30,938	$31,301	$154,513
Property Operating Expenses	(26,941)	(24,769)	(27,953)	(26,475)	(27,442)	(133,580)	(33,178)	(30,239)	(32,697)	(31,766)	(32,147)	(160,027)
NOI (4)	$3,605	$4,969	$2,816	$3,858	$3,108	$18,356	($2,306)	($368)	($1,166)	($828)	($846)	($5,514)
NOI Margin	11.8%	16.7%	9.2%	12.7%	10.2%	12.1%	-7.5%	-1.2%	-3.7%	-2.7%	-2.7%	-3.6%
Total SHOP Comparable
Number of Properties	224	224	224	224	224	224	224	224	224	224	224	224
Number of Units	24,196	24,196	24,196	24,196	24,196	24,196	24,196	24,196	24,196	24,196	24,196	24,196
Occupancy	86.6%	86.6%	86.6%	86.6%	86.5%	86.6%	76.8%	77.2%	77.6%	78.0%	78.1%	77.5%
Average Monthly Rate	$5,002	$5,408	$5,021	$5,133	$4,999	$5,107	$4,671	$5,206	$4,751	$4,869	$4,751	$4,842

Residents Fees and Services	$103,307	$100,817	$103,723	$102,610	$103,112	$513,569	$89,567	$90,537	$91,965	$91,707	$92,479	$456,255
Property Operating Expenses	(84,108)	(78,179)	(87,449)	(83,463)	(86,150)	(419,349)	(85,784)	(82,025)	(87,474)	(82,658)	(86,647)	(424,588)
NOI (4)	$19,199	$22,638	$16,274	$19,147	$16,962	$94,220	$3,783	$8,512	$4,491	$9,049	$5,832	$31,667
NOI Margin	18.6%	22.5%	15.7%	18.7%	16.5%	18.3%	4.2%	9.4%	4.9%	9.9%	6.3%	6.9%

(1)	The information regarding DHC’s SHOP segment results for April and May 2023 and year to date 2023, and on a pro forma basis for the 2019 periods indicated, reflects preliminary estimates with respect to certain results of DHC for such periods, based on currently available information. Because the quarterly financial close process and review for those periods is not yet complete, DHC’s final results upon completion of its quarterly close process and review may vary from these preliminary estimates.

(2)	Many of the senior living communities currently operated on DHC’s behalf in its SHOP segment were leased in 2019. DHC believes pro forma operating results are a meaningful supplemental performance measure as they present historical community level operating results regardless of the form of contractual arrangements. The table presents pro forma residents fees and services revenue, pro forma property operating expenses and pro forma NOI as if the communities had been managed for DHC’s account throughout all periods presented to assist in understanding community level operating results.

(3)	Comparable properties consist of properties owned and in service continuously since January 1, 2019; excludes properties classified as held for sale, closed or out of service and communities previously leased to operators that did not provide monthly financial results.

(4)	The calculation of NOI shown excludes certain components of net income (loss) in order to provide results that are more closely related to DHC's property level results of operations. DHC defines NOI as income from its real estate less its property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions that DHC records as depreciation and amortization. DHC calculates comparable property NOI in the same manner that it calculates the corresponding NOI amount, except that it only includes comparable properties in calculating comparable property NOI. DHC uses NOI and comparable property NOI to evaluate individual and company wide property level performance. Other real estate companies and real estate investment trusts, or REITs, may calculate NOI and comparable property NOI differently than DHC does.

Calculation and Reconciliation of NOI and Comparable Property NOI for SHOP Segment

(dollars in thousands)

	For the Five Months Ended
	5/31/2019			5/31/2023
Calculation of NOI:	SHOP	Restructuring Transaction	Pro Forma	SHOP
Rental income	$61,244	$(61,244)	$-	$-
Residents fees and services	180,822	350,274	531,096	468,870
Property operating expenses	(144,249)	(289,265)	(433,514)	(436,155)
NOI	97,817	(235)	97,582	32,715

Reconciliation of NOI to Comparable Property NOI:
NOI	$97,817	$(235)	$97,582	$32,715
NOI of properties not included in comparable results	(1,794)	(1,568)	(3,362)	(1,048)
Comparable property NOI	$96,023	$(1,803)	$94,220	$31,667

		For the Five Months Ended
		5/31/2019			5/31/2023
	(dollars in thousands)	SHOP	Restructuring Transaction	Pro Forma	SHOP
	Revenues:
	Rental income	$61,244	$(61,244)	$-	$-
	Residents fees and services	180,822	350,274	531,096	468,870
	Total revenues	242,066	289,030	531,096	468,870

	Expenses:
	Property operating expenses	144,249	289,265	433,514	436,155
	Depreciation and amortization	53,745	-	53,745	70,825
	Impairment of assets	6,206	-	6,206	3,617
	Total expenses	204,200	289,265	493,465	510,597

	Gain on sale of properties	15,207	-	15,207	1,233
	Interest expense	(1,524)	-	(1,524)	(451)
	Loss on early extinguishment of debt	(17)	-	(17)	-
	Net income (loss)	51,532	(235)	51,297	(40,945)

Add (less):	Interest expense			1,524	451
	Depreciation and amortization			53,745	70,825
	Impairment of assets			6,206	3,617
	Gain on sale of properties			(15,207)	(1,233)
	Loss on early extinguishment of debt			17	-
	NOI			97,582	32,715
	NOI of properties not included in comparable results			(3,362)	(1,048)
	Comparable property NOI			$94,220	$31,667

Ratio of Consolidated Income Available for Debt Service to Annual Debt Service

				Adjusted
	Four Quarters Ended			Four Quarters Ended
(dollars in thousands)	3/31/2023		Adjustments (1)	3/31/2023
Net Loss	$(308,855)		$44,981	$(263,874)
Loss (Gain) on Sale of Properties	4,699		274	4,973
Property Valuation Losses	5,925		-	5,925
Loss on Early Extinguishment of Debt	30,635		(30,635)	-
Earnings (Losses) from Operations	(267,596)		14,620	(252,976)
Interest on Debt	191,772		(13,156)	178,616
Provision for Taxes based on Income	(793)		-	(793)
Amortization of Debt and Deferred Financing Costs	8,260		-	8,260
Property Depreciation and Amortization	246,821		874	247,695
Fair Value Adjustments on Investments	8,981		-	8,981
Consolidated Income Available for Debt Service	$187,445		$2,338	$189,783
Annual Debt Service	$191,772		$(11,045)	$180,727
Ratio of Consolidated Income Available for Debt Service to Annual Debt Service	0.98	x		1.05	x

(1)	Adjustments for acquisition or disposition of properties and repayment of debt during the period as required by covenant calculation. Annual debt service related to debt that bears interest at floating interest rates based on March 31, 2023, rates.

About Diversified Healthcare Trust:

DHC is a real estate investment trust focused on owning high-quality healthcare properties located throughout the United States. DHC seeks diversification across the health services spectrum by care delivery and practice type, by scientific research disciplines and by property type and location. As of March 31, 2023, DHC’s approximately $7.1 billion portfolio included 376 properties in 36 states and Washington, D.C., occupied by approximately 500 tenants, and totaling approximately 9 million square feet of life science and medical office properties and more than 27,000 senior living units. DHC is managed by The RMR Group (Nasdaq: RMR), a leading U.S. alternative asset management company with more than $37 billion in assets under management as of March 31, 2023 and more than 35 years of institutional experience in buying, selling, financing and operating commercial real estate. To learn more about DHC, visit www.dhcreit.com.

Warning Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Also, whenever DHC uses words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “will”, “may” and negatives or derivatives of these or similar expressions, it is making forward-looking statements. These forward-looking statements are based upon DHC’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur. Actual results may differ materially from those contained in or implied by DHC’s forward-looking statements as a result of various factors. For example: (a) the information regarding DHC’s SHOP segment results provided in this press release reflects certain preliminary estimates based on currently available information, and DHC’s final results upon completion of its quarterly financial close process and review may vary from these preliminary estimates, and as a result, the information provided herein may not provide a meaningful measure of DHC’s SHOP segment results as expected; and (b) Ms. Francis states in this press release that the merger with Office Properties Income Trust, or OPI, is the best path forward for DHC and provides shareholders the best alternative to realize increased shareholder value in the long term; however, the closing of the merger is subject to the satisfaction or waiver of closing conditions, some of which are beyond DHC’s control, and DHC cannot be sure that any or all of these conditions will be satisfied or waived. Accordingly, the merger may not close on the contemplated terms or at all or it may be delayed, and if merger does close, DHC may not realize the benefits from the merger that it currently expects, including the expectation that the combined company will immediately be in compliance with its debt incurrence covenant and able to refinance or issue new debt, will be less vulnerable to the inconsistent nature of the SHOP recovery and will provide an annual distribution to DHC shareholders that represents an immediate increase of 267% over the current annual distribution received by these shareholders.

The information contained in DHC's periodic reports filed with the SEC, including under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” or incorporated therein, also identifies important factors that could cause DHC's actual results to differ materially from those stated in or implied by DHC's forward-looking statements. DHC's filings with the SEC are available on the SEC's website at www.sec.gov.

You should not place undue reliance upon any forward-looking statements. Except as required by law, DHC does not intend to update or change any forward-looking statements as a result of new information, future events or otherwise.

Important Additional Information About the Merger

This press release may be deemed to be solicitation material in respect of the proposed merger between DHC and OPI. In connection with the proposed merger, OPI filed a registration statement on Form S-4 with the SEC, containing a joint preliminary proxy statement/prospectus of DHC and OPI. DHC and OPI intend to file a definitive joint proxy statement/prospectus. The proposed transaction involving DHC and OPI will be submitted to DHC’s and OPI’s shareholders for their consideration at special meetings of shareholders to be held on August 9, 2023. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT DHC, OPI AND THE MERGER. When available, the relevant portions of the joint proxy statement/prospectus will be mailed to DHC’s and OPI’s shareholders. Investors will also be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC’s website (www.sec.gov). Additional copies of documents filed by DHC with the SEC may be obtained for free on DHC’s Investor Relations website at www.dhcreit.com/investors or by contacting the DHC Investor Relations department at 1-617-796-8234. In addition to the registration statement and joint proxy statement/prospectus filed or expected to be filed, DHC files annual, quarterly and current reports and other information with the SEC. DHC’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This press release is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, any securities or a solicitation of any vote or approval in any jurisdiction with respect to the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

DHC and certain of its trustees and executive officers, OPI and certain of its trustees and executive officers, and The RMR Group LLC, the manager of DHC and OPI, and its parent and certain of their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies from DHC’s and OPI’s shareholders in connection with the merger. Certain information regarding these trustees, executive officers, directors, officers and employees and a description of their direct and indirect interests are and will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC by DHC and/or OPI. Information about DHC’s trustees and executive officers is also included in the proxy statement for DHC’s 2023 annual meeting of shareholders, which was filed with the SEC on April 20, 2023. Information about OPI’s trustees and executive officers is included in the proxy statement for OPI’s 2023 annual meeting of shareholders, which was filed with the SEC on April 6, 2023. Copies of the foregoing documents may be obtained as provided above.

Contact:
Melissa McCarthy, Manager, Investor Relations
(617) 796-8234

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